Exhibit 99.13

FIRST AMENDMENT TO OPTION AGREEMENT

THIS FIRST AMENDMENT TO OPTION AGREEMENT (“Amendment”), dated effective as of June 17, 2024 (“Amendment Date”), is by and among Nuton LLC, a Delaware limited liability company (“Nuton”), Excelsior Mining Corp., a British Columbia corporation (“Excelsior Canada”), and Excelsior Mining Arizona, Inc., an Arizona corporation (“Excelsior Arizona” and together with Excelsior Canada, the “Operator”). Nuton, Excelsior Canada and Excelsior Arizona sometimes may be referred to herein individually as a “Party” and collectively as the “Parties.”

Recitals

A. The Parties entered into an Option Agreement, effective July 28, 2023 (“Option Agreement”) relating to the Johnson Camp Mine.

B. The Parties now desire to amend the Option Agreement to simplify the funding process for the Stage 2 Work Program and to revise the scope of the Copper Revenue received by Nuton. All capitalized terms used in this Amendment, unless otherwise defined herein, shall have the meanings assigned to them in the Option Agreement.

Amendment

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1. Milestones.

a. The table with each Milestone and Milestone Time Period included in Section 2.2(b)(ii) of the Option Agreement is deleted in its entirety and replaced with the following table:

Milestone	Milestone Time Period
(1) Commissioning & quality assurance completed	End of second calendar quarter 2025
(2) First irrigation of 2nd lift	End of second calendar quarter 2026
(3) First irrigation of 4th lift	End of second calendar quarter 2029
(4) Close-out	End of first half of calendar year 2030

b. Section 2.2(b)(iii) is deleted in its entirety and replaced with the following provision:

(iii) Within 15 days after the end of each Milestone Time Period, Excelsior Arizona will provide to Nuton a detailed written report on the results of the work activities with respect to the Milestone to which the Milestone Time Period relates (each, a “Milestone Report”). Within 30 days after receipt of a Milestone Report (the “Milestone Notice Period”), Nuton, in its sole and absolute discretion, shall inform Excelsior Arizona in writing whether Nuton (x) has a Concern, as that term is defined in Section 8.1 of this Agreement (the “Notice of Concern”) or (y) elects to proceed to the next Milestone or terminate the Agreement (the “Milestone Election Notice”). If Nuton delivers a Notice of Concern, the provisions of Section 8.2 of this Agreement shall apply. For the avoidance of doubt, in accordance with Section 8 of this Agreement, Nuton shall be entitled to deliver a Milestone Election Notice subsequent to delivering a Notice of Concern. If Nuton fails to provide a Notice of Concern or a Milestone Election Notice to Excelsior Arizona within the applicable Milestone Notice Period, then Nuton will be deemed to have elected to continue with the Stage 2 Work Program. In the event that a Milestone Report is not delivered within 15 days after the end of the applicable Milestone Time Period, (A) Nuton shall deliver the Milestone Election Notice within 30 days after receipt of the applicable Milestone Report and (B) if Nuton fails to provide a Notice of Concern or Milestone Election Notice within such period, then Nuton will be deemed to have elected to continue with the Stage 2 Work Program.

c. Section 1.1 of the Option Agreement shall be amended to include the following defined term:

“Notice of Concern” has the meaning set forth in Section 2.2(b)(iii).

2. SX/EW Plant. The last two sentences of Section 2.2(c) of the Option Agreement are deleted in their entirety and replaced with the following sentences:

As it relates to the SX/EW Plant, based on its capacity of 25 million pounds of copper production per year, Operator shall provide Nuton with access to the SX/EW Plant and the SX/EW Plant capacity necessary to process ores extracted from the Mining Claims for the Demonstration Program in an amount sufficient for Nuton to complete the Milestones for the Demonstration Program within the applicable Milestone Time Periods, unless otherwise agreed to by the Management Committee. For greater clarity, any of the SX/EW Plant capacity that Nuton elects not to utilize to process ores extracted from the Mining Claims for the Demonstration Program may be utilized by Operator for the processing of ores extracted other than from the Mining Claims, so long as such processing does not materially adversely affect the Demonstration Program.

3. Stage 2 Work Program Funding.

a. Section 2.2(d) of the Option Agreement is deleted in its entirety and replaced with the following provision:

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(d) Stage 2 Work Program Funding.

(i) In exchange for the completion of Operator’s work under Stage 2, Nuton will fund 100% of the agreed direct and indirect costs of Operator for the Stage 2 Work Program pursuant to a budget approved by Nuton (the “Stage 2 Work Program Funding”), subject to delivery by Nuton of a Milestone Election Notice that Nuton has elected not to continue with the Stage 2 Work Program or the termination of this Agreement or the Technology Demonstration Agreement. Within thirty days prior to the beginning of each calendar year, Operator shall prepare and submit to Nuton for review and approval a budget for the upcoming year based on the Stage 2 Work Program and Stage 2 Work Program Funding, which reflects the prior year’s Quarterly Payments paid by Nuton, including any Payment Overruns under Section 2.2(d)(v), the work completed by Operator toward the Stage 2 Work Program, and the upcoming year’s anticipated expenditures and work to be completed. Within twenty days of the Amendment Date, Nuton shall prepare and submit to Operator for consent a budget of the Nuton Costs for the portion of the Stage 2 Work Program commencing on the Amendment Date and ending on December 31, 2024. Within thirty days prior to the beginning of each calendar year, Nuton shall prepare and submit to Operator for consent a budget of the Nuton Costs for the upcoming year based on the Stage 2 Work Program, including any Nuton Costs Overruns under Section 2.2(d)(vi), the expenses to be incurred by Nuton toward the Stage 2 Work Program, and the upcoming year’s anticipated expenditures and work to be completed.

(ii) At least fifteen days prior to the beginning of each calendar quarter, Operator shall provide Nuton with a quarterly invoice reflecting in reasonable detail the work to be conducted toward the Stage 2 Work Program and the estimated expenditures, tracked against the year’s annual budget, to be incurred to perform such work. Nuton shall advance to Excelsior Arizona the amount set forth in each such invoice prior to the beginning of such calendar quarter; provided that (A) funds received by Excelsior Arizona as Quarterly Payments shall only be used for the Stage 2 Work Program, (B) the aggregate of the Quarterly Payments shall not exceed the Stage 2 Work Program Funding, and (C) no further Quarterly Payments will be made in the event that Nuton elects not to continue with the Stage 2 Work Program pursuant to a Milestone Election Notice, or the termination of this Agreement or the Technology Demonstration Agreement. Within forty-five (45) days after the end of each calendar quarter, Operator shall submit to Nuton a report (X) setting forth in reasonable detail the costs actually incurred for work conducted toward the Stage 2 Work Program during that calendar quarter and reconciled against the year’s annual budget, including supporting documentation, and (Y) including financial statements (balance sheet, income statement, and cash flow statement) for Excelsior Canada and Excelsior Arizona. Nuton shall review the report and the supporting documentation submitted by Operator and notify Operator within forty-five (45) days of receipt of the report if Nuton disputes in good faith any of the expenditures included in the report. In the event Nuton disputes any portion of the expenditures included in the report, Nuton shall provide Operator with notice of the disputed portion of the expenditures and the Parties shall use their good faith efforts to reach agreement on the disputed items or amounts. If the Parties are unable to resolve the disputed items within twenty (20) days after notice of the dispute from Nuton to Operator, the disputed items will be submitted to a nationally recognized public accounting firm mutually agreeable to Nuton and Operator (the “Independent Accountants”) for resolution. The fees and expenses of the Independent Accountants shall be borne equally by Nuton and Operator. The written decision of the Independent Accountants concerning the disputed items shall be delivered to the Parties no later than thirty (30) days after such disputed items are submitted to the Independent Accountants, and shall be final, conclusive, and binding upon the Parties.

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(iii) Within thirty (30) days after the end of each calendar quarter, Nuton shall submit to Operator a report setting forth in reasonable detail the Nuton Costs actually incurred for work conducted toward the Stage 2 Work Program during that calendar quarter. Operator shall review the report and notify Nuton within thirty (30) days of receipt of the report if Operator disputes in good faith the characterization of any of the expenditures included in the report as Nuton Costs. In the event Operator disputes any portion of the expenditures included in the report, Operator shall provide Nuton with notice of the disputed portion of the expenditures and the Parties shall use their good faith efforts to reach agreement on the disputed items or amounts. If the Parties are unable to resolve the disputed items within twenty (20) days after notice of the dispute from Operator to Nuton, the disputed items will be submitted to the Independent Accountants for resolution. The fees and expenses of the Independent Accountants shall be borne equally by Nuton and Operator. The written decision of the Independent Accountants concerning the disputed items shall be delivered to the Parties no later than thirty (30) days after such disputed items are submitted to the Independent Accountants, and shall be final, conclusive, and binding upon the Parties. If Operator does not timely dispute any portion of the Nuton Costs actually incurred in such quarterly report, then Operator shall be deemed to have consented to the Nuton Costs contained in the relevant report, which shall be reimbursable in accordance with Section 2.4.

(iv) If Nuton delivers to Excelsior Arizona a Milestone Election Notice not to continue with the Stage 2 Work Program or this Agreement or the Technology Demonstration Agreement are terminated prior to completion of the Stage 2 Work Program, subject to the rights to cure under Section 8, then Excelsior Arizona and Nuton shall promptly terminate any outstanding agreements related to the Stage 2 Work Program. Nuton shall remain responsible for any costs actually incurred by Excelsior Arizona prior to termination or under the applicable Milestones prior to the date of such Milestone Election Notice (or associated with termination including Remediation Costs); provided that to the extent that any amounts paid by Nuton under the Stage 2 Work Program Funding are refundable or have not been used, such amounts shall first be used to pay any costs actually incurred by Excelsior Arizona under the applicable Milestones prior to the date of such termination, and second to pay any costs directly associated with termination (including Remediation Costs). Any remaining amounts shall be returned to Nuton within 30 days after such termination.

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(v) Operator will use commercially reasonable best efforts to perform its portion of the Stage 2 Work Program in each calendar quarter and for each Milestone within the budget approved by Nuton. If Operator, acting reasonably, is of the opinion that the Stage 2 Work Program in any calendar quarter or for any portion of a Milestone for which it is responsible will exceed the budget amount approved by Nuton due to circumstances outside of its control, including changes to the Stage 2 Work Program proposed by Nuton or delays caused in whole or in part by Nuton (a “Payment Overrun”), then Operator shall submit detailed information on the nature and extent of the Payment Overrun, in writing to Nuton for review and approval when the overrun is reasonably anticipated or, in no circumstances, less than 30 days before the expected Payment Overrun will be incurred. Once approved by Nuton, acting reasonably, Nuton will wire funds to cover the Payment Overrun within 10 days. Any amounts paid by Nuton to fund a Payment Overrun will be credited against Nuton’s earn-in consideration in the LLC Agreement.

(vi) Nuton will use commercially reasonable best efforts to keep expenses within the budgeted Nuton Costs presented to Operator each calendar year. If Nuton, acting reasonably, is of the opinion that the Nuton Costs in any calendar quarter for which it is responsible will exceed the Nuton Costs amount consented to by Operator due to circumstances outside of Operator’s control, including changes to the Stage 2 Work Program proposed by Nuton or delays caused in whole or in part by Nuton (a “Nuton Costs Overrun”), then Nuton shall submit detailed information on the nature and extent of the Nuton Costs Overrun, in writing to Operator for review and approval when the overrun is reasonably anticipated or, in no circumstances, less than 30 days before the expected Nuton Costs Overrun will be incurred. Once consented to by Operator, acting reasonably, Nuton will be entitled to reimbursement for the Nuton Costs Overrun.

b. The defined term “Milestone Payments” in Section 1.1 of the Option Agreement is deleted in its entirety and replaced with the new defined term “Quarterly Payment” as listed below. Any and all references in the Option Agreement to “Milestone Payment” or to “Milestone Payments” shall be deleted and replaced with the term “Quarterly Payment” or “Quarterly Payments”, respectively.

“Quarterly Payments” has the meaning set forth in Section 2.2(c)(i).

c. The defined term “Milestone Payment Overruns” in Section 1.1 of the Option Agreement is deleted in its entirety and replaced with the new defined term “Payment Overruns” as listed below. Any and all references to in the Option Agreement to “Milestone Payment Overrun” or to “Milestone Payment Overruns” shall be deleted and replaced with the term “Payment Overrun” or “Payment Overruns”, respectively.

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“Payment Overruns” has the meaning set forth in Section 2.2(c)(i).

d. Section 1.1 of the Option Agreement shall be amended to include the following defined term:

“Nuton Costs Overrun” has the meaning set forth in Section 2.2(d)(vi).

4. Copper Products and Copper Revenue.

a. Section 2.4 of the Option Agreement is deleted in its entirety and replaced with the following provision.

2.4 Sale of Copper Products Produced from Stage 2 Work Program. In consideration for providing the Stage 2 Work Program Funding, and provided that Nuton does not terminate the Agreement pursuant to a Stage 2 Election Notice or a Milestone Election Notice, Nuton shall receive 100% of the revenue generated from commercial quantities of copper products produced from Mining Operations with respect to the Mining Assets (the “Copper Products”) as a result of the Stage 2 Work Program (and for greater certainty, excluding any revenue generated from ores extracted other than from the Mining Claims) (the “Copper Revenue”) and shall have the right to market 100% of the Copper Products, subject only to (a) payment by Excelsior Arizona under any royalty obligations with respect to Copper Products existing as of the Effective Date, (b) payment by Excelsior Arizona under streaming obligations existing as of the Effective Date with respect to Copper Products that are marketable oxide material which contains copper (other than de minimis amounts of copper without economic value, which shall not be subject to any streaming obligations), and (c) any nominated marketing rights pursuant to Section 5.6 of the Investor Rights Agreement dated as of August 13, 2014, as amended, between Excelsior Canada and Greenstone Excelsior Holdings L.P. of Greenstone Excelsior Holdings L.P. Nuton shall retain the Copper Revenue and 100% of the related marketing rights until full recoupment of the Stage 2 Work Program Funding plus the Nuton Costs, less any R&D Costs. The Technology Demonstration Agreement shall provide for the preparation and delivery by Nuton to Excelsior of a budget for the Nuton Costs agreed to by the Parties. The Parties will agree by no later than January 31, 2025, on the process for the transfer of possession of the Copper Products for marketing and sale and the metal accounting procedures to account for copper generated from the Mining Claims and from sources other than the Mining Claims, which process for the transfer, marketing, sale and accounting of the Copper Products will continue until full and final recoupment by Nuton of the Stage 2 Work Program Funding plus the Nuton Costs, less any R&D Costs; provided, however, that either Party may propose that an R&D Cost be reclassified as either a cost included in the Stage 2 Work Program Funding or a Nuton Cost (a “Cost Reclassification”), in which case the Parties shall deliberate in good faith with respect to the proposed Cost Reclassification, and if the Parties, acting reasonably, mutually approve the Cost Reclassification, then the R&D Cost at issue shall be so reclassified. Once Nuton has received Copper Revenue equal in amount to the Stage 2 Work Program Funding plus the Nuton Costs, less any R&D Costs, then Excelsior Arizona shall retain such Copper Revenue until formation of the LLC. Excelsior shall retain the marketing rights to Copper Products after Nuton has received Copper Revenue equal in amount to the Stage 2 Work Program Funding plus the Nuton Costs, less any R&D Costs, subject to Nuton and its Affiliates having met their respective obligations regarding Copper Products under sales or other agreements for such Copper Products entered into by Nuton or its Affiliates. Excelsior at its election may transfer the marketing rights to the Copper Products to which it is entitled to Nuton or its Affiliates after Nuton has received Copper Revenue equal in amount to the Stage 2 Work Program Funding plus the Nuton Costs, less any R&D Costs, at Excelsior’s election, up to the formation of the LLC.

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b. Section 1.1 of the Option Agreement shall be amended to include the following defined term:

“Cost Reclassification” has the meaning set forth in Section 2.4.

5. Option Exercise. Section 3.2(a) of the Option Agreement is deleted in its entirety and replaced with the following provision.

(a) Option Exercise. Within 45 days after the completion of the Stage 2 Work Program (the “Option Exercise Period”), Nuton shall inform Excelsior Canada in writing whether Nuton will exercise the Option. If Nuton fails to notify Excelsior Canada of Nuton’s decision whether to exercise the Option during the Option Exercise Period, then Nuton will be deemed not to have exercised the Option. If Nuton elects not to exercise the Option or is deemed not to have exercised the Option, then the Option shall expire, the Term shall end, and, subject to Section 6.4, no Party shall have any further obligations under the Agreement provided that to the extent that any amounts paid by Nuton under the Stage 2 Work Program Funding are refundable or have not been used, such amounts shall first be used to pay any costs actually incurred by Excelsior Arizona under the applicable Milestones prior to the date Nuton elects not to exercise the Option or is deemed not to have exercised the Option, and second to pay any costs directly associated with termination or deemed termination (including Remediation Costs). Any remaining amounts shall be returned to Nuton within 30 days after the end of the Option Exercise Period. In the event that Nuton elects to exercise the Option, the Parties will use good faith efforts to complete the requirements set forth in Article 3.

6. Survival. The reference in Section 6.4 to “Section 2.2(d)(ii)” is hereby amended to be “Section 2.2(d)(iii)”.

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7. Nuton Costs. Section 1.1 of the Option Agreement shall be amended to include the following defined terms:

“Nuton Costs” means all reasonable and documented costs and expenditures of Nuton for the benefit of the Stage 2 Work Program; provided, however, that “Nuton Costs” will not include (i) depreciation, amortization, or depletion of tangible or intangible assets; (ii) administrative, overhead, and home office expenses of Nuton (except where such costs are directly attributable to the Stage 2 Work Program); (iii) legal expenses; (iv) R&D Costs; and (v) other expenditures and costs the principal benefits of which do not accrue to the Stage 2 Work Program.

“R&D Costs” means costs incurred for work geared toward new processes, methods, or solutions of utilizing the Nuton Technology at the Site, which (i) are at the request of Nuton, (ii) fall outside of the scope of the Stage 2 Work Program, and (iii) do not add substantial additional financial benefit to the Stage 2 Work Program or Mining Assets, as agreed by the Management Committee and documented separately.

“Remediation Costs” means all reasonable and documented costs and expenditures of Excelsior for the reclamation, remediation and the removal of Hazardous Materials in each case that arise directly as a result of the Stage 2 Work Program.

8. Streaming and Royalty Obligations. Operator shall be solely responsible for calculating and paying any and all royalty and streaming obligations applicable to the Mining Assets and shall indemnify, defend and hold harmless Nuton and its Affiliates and their respective officers, directors, employees, agents, representatives, successors, and assigns from any and all Liability to the extent arising from or in connection with the royalty and streaming obligations applicable to the Mining Assets. Notwithstanding the forgoing, in the event Copper Products (other than Copper Products that are marketable oxide material which contains copper (other than de minimis amounts of copper without economic value)) are determined to be subject to any streaming obligations, then Operator shall be solely responsible for satisfying such streaming obligations outside and apart from the Copper Products Revenue, and the Copper Products marketed by Nuton and the Copper Revenue received by Nuton under Section 2.4 of the Option Agreement, as amended, shall not be reduced as a result of such streaming obligations.

9. Notice and Opportunity to Cure.

a. Section 8.1 of the Option Agreement is deleted in its entirety and replaced with the following provision:

8.1 Default and Notice.

(a) Milestones. If Nuton delivers a Notice of Concern to Operator under Section 2.2(b)(iii), then Nuton shall include in such Milestone Election Notice a description of the concerns Nuton has regarding the Stage 2 Work Program, with reasonable specificity, including without limitation technical difficulty or limitation, cost, operational challenges or other such reasons for Nuton’s election (the “Concerns”).

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(b) Performance of Obligations. If a Party (as applicable, the “Non-Defaulting Party”) believes that another Party (as applicable, the “Defaulting Party”) is in default in the observance or performance of any of its covenants or obligations hereunder, the Non-Defaulting Party shall give the Defaulting Party written notice of default (a “Notice of Default”), which Notice of Default will describe in reasonable detail the nature of the default.

b. Section 8.2 of the Option Agreement is deleted in its entirety and replaced with the following provision:

8.2 Opportunity to Cure.

(a) Milestones. Operator shall review a Notice of Concern provided under Sections 2.2(b)(iii) and 8.1(a) in which Nuton has identified a Concern with the Stage 2 Work Program and provide a response to Nuton within ten (10) days. Such response shall include proposed actions or steps to cure or remedy the Concerns described in the Notice of Concern. The Parties shall work cooperatively to evaluate Operator’s proposal and consider alternative methods to remedy the Concerns within 60 days after Operator’s receipt of the Notice of Concern. If, in Nuton’s sole discretion, the Concerns cannot be remedied within 60 days after Operator’s receipt of the Notice of Concern, or such longer period as mutually agreed by the Parties in writing, Nuton shall be entitled to elect, at its discretion, to terminate this Agreement by delivery of a Milestone Election Notice to Operator containing an election to terminate this Agreement.

(b) Performance of Obligations. Except as otherwise provided in this Agreement, the Defaulting Party shall have a reasonable time of not more than 30 days within which to remedy such default or, with respect to a default which cannot be cured within the 30-day period, to commence within the 30 days such action as may be necessary to remedy such default and to diligently prosecute such action until the default is cured. Unless the Defaulting Party shall so comply or commence to comply, this Agreement may be terminated at the option of the Non-Defaulting Party, and the Non-Defaulting Party may seek such other remedies as it might have in Law or in equity.

(c) Costs on Termination. In the event of termination of this Agreement in accordance with Section 8.2(a) or Section 8.2(b) the provisions of Section 2.2(d)(iii) shall apply to such termination.

c. Section 1.1 of the Option Agreement shall be amended to include the following defined term:

“Concerns” has the meaning set forth in Section 8.1(a).

10. Ratification. The parties ratify the Option Agreement as amended by this Amendment and represent that the Option Agreement is in full force and effect.

11. Further Assurances. Each Party shall execute such documents, assignments, endorsements, instruments and evidences of transfer and give such further assurances as shall be necessary or appropriate in connection with the performance of its obligations under the Option Agreement, as amended by this Amendment.

12. Counterparts. This Amendment may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all such counterparts together shall constitute one and the same agreement. The Parties agree that this Amendment may be transmitted between them by facsimile machine or an e-mailed PDF file. The Parties intend that signatures so transmitted constitute original signatures and that an agreement so transmitted containing the signatures (original or PDF) of both Parties is binding on the Parties.

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IN WITNESS WHEREOF, the Parties have executed this Amendment effective as of the date first above written.

Nuton LLC	Excelsior Mining Corp.

By: “Adam Burley”	By: “Stephen Twyerould”

Name: Adam Burley	Name: Stephen Twyerould

Its: CEO Nuton	Its: President and CEO

Excelsior Mining Arizona Inc.

By: “Stephen Twyerould”

Name: Stephen Twyerould

Its: President and CEO

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